UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

Form SD
Specialized Disclosure Report
_______________

Freeport-McMoRan Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-11307-01 (Commission File Number)	74-2480931 (I.R.S. Employer Identification No.)

333 North Central Avenue Phoenix, AZ (Address of Principal Executive Offices)	85004-2189 (Zip Code)

Douglas N. Currault II
Deputy General Counsel and Secretary
(602) 366-8100
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflicts Minerals Disclosure and Report
Freeport-McMoRan Inc. (FCX) is a leading international natural resources company with revenues of $21.4 billion for the year ended December 31, 2014. FCX does not tolerate human rights transgressions. FCX’s Human Rights Policy, which is available on the FCX website at “www.fcx.com/sd/security/index.htm”, requires FCX and its contractors to conduct business in a manner consistent with the Universal Declaration of Human Rights, educate and train employees and protect any workforce member who reports suspected violations. FCX has established site-specific human rights policies and procedures consistent with its human rights policy, in-country laws and regulations, and the Voluntary Principles on Security and Human Rights.
FCX is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the calendar year ended December 31, 2014, which requires the disclosure of certain information if any conflict minerals (as defined in Form SD) are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the company during 2014.
In addition to its mining and oil and gas operations, FCX has a specialty copper products facility (Bayway) located in New Jersey that uses tin in its manufacture of trolley wire, conductor wire, and tin-coated copper wire (the Subject Products). Tin is one of the conflict minerals, as defined in Form SD. Bayway made purchases, totaling less than $600,000, of copper alloy rod (that contained tin) and tin anode for use in the manufacture of the Subject Products in 2014. Because tin is necessary to the functionality of the Subject Products, FCX conducted, in good faith, a reasonable country of origin inquiry (RCOI) reasonably designed to determine whether any of the tin used by Bayway in the manufacture of the Subject Products during 2014 originated in the Democratic Republic of Congo (DRC) or an adjoining country, which revealed that the tin may have originated in the DRC or an adjoining country. The results of FCX’s good faith RCOI and additional due diligence regarding the source and chain of custody of the tin used by Bayway during 2014 are contained in the Conflict Minerals Report, which is filed as Exhibit 1.01 hereto and is publicly available on FCX’s website, “www.fcx.com.”

Item 1.02 Exhibit
FCX’s Conflict Minerals Report for the calendar year ended December 31, 2014, is filed as Exhibit 1.01 hereto and is publicly available on the FCX’s website, “fcx.com.”
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 -     Conflict Minerals Report for the calendar year ended December 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FREEPORT-MCMORAN INC.

By:     /s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Executive Vice President, Chief Financial Officer and Treasurer

Dated: May 29, 2015

Freeport-McMoRan Inc.
Exhibit Index

Exhibit
Number

1.01	Conflict Minerals Report for the calendar year ended December 31, 2014.